July 16, 2014

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:	TOUCHSTONE FUNDS GROUP TRUST, File No. 811-08104
TOUCHSTONE INSTITUTIONAL FUNDS TRUST, File No. 811-21113
TOUCHSTONE INVESTMENT TRUST, File No. 811-02538
TOUCHSTONE STRATEGIC TRUST, File No. 811-03651
TOUCHSTONE TAX-FREE TRUST, File No. 811-03174
TOUCHSTONE VARIABLE SERIES TRUST, File No. 811-08416

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Trusts please find an amendment to the Trusts’ joint fidelity bond (the “Joint Bond”) for the policy period from April 1, 2014 to April 1, 2015, such bond being maintained through St. Paul Fire & Insurance Co.  The Secretary’s Certificate certifying the resolutions adopted by the Trust’s Board of Trustees approving the amount, type, form and coverage of the bond and a copy of the allocation agreement among Joint Insured are incorporated herein by reference to the Trusts’ 40-17g filings, as filed with the Securities and Exchange Commission on April 25, 2014.

The purpose of the amendment to the Joint Bond is to add a fund of the Touchstone Strategic Trust as an Insured under the Joint Bond.

Please contact me at (617) 248-3631 if you have any questions.

Sincerely,

/s/ Elizabeth Freeman
Elizabeth Freeman
Secretary of the Trusts

Cc: Bo James Howell, Esq.

John Musgrove

DELIVERY INVOICE

Company: St. Paul Fire & Marine Insurance Company

INSURED TOUCHSTONE INVESTMENT TRUST 400 BROADWAY CINCINNATI OH 45202

Policy Inception/Effective Date: 04/01/14
Agency Number: 0502386

Aon Insurance Company Group Transaction Type:

Endorsement to Policy Transaction number: 003

Processing date: 07/08/2014

Policy Number: ZBN–71M01545–14-N2

AGENT

Aon Insurance Company Group

1900 16th Street, Suite 1000

Denver, CO 80202

Policy			Surtax/
Number	Description	Amount	Surcharge
ZBN–71M01545–14–N2	Investment Company Blanket Bond	$0.0

Policy Period: 04/01/2014 – 04/01/2015

Amended MEL6331 effective 07/09/2014.

40724 Ed. 12-90	INSURED COPY

©                                      1990 The Travelers Indemnity Company. All rights reserved.

1

40724 Ed. 12-90	INSURED COPY

©                                      1990 The Travelers Indemnity Company. All rights reserved.

2

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS
ZBN-71M01545-14-N2	07/08/14	07/09/14	SPECIFIED IN THE BOND OR POLICY

*                  ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT
For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Funds Group Trust:

Small Cap Value Fund

PremiumYield Equity Fund

Ultra Short Duration Fixed Income Fund

Sands Capital Select Growth Fund

Mid Cap Fund

Emerging Markets Fund

Mid Cap Value Fund

Global Real Estate Fund

Small Cap Core Fund

International Fixed Income Fund

Total Return Bond Fund

Merger Arbitrage Fund

Arbitrage Fund

Touchstone Institutional Funds Trust:

Sands Capital Institutional Growth Fund

continued

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel–Jonathan Niemeyer, VP and Auditor–Phillip King, or Director of Risk Management–John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

©              2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS
ZBN-71M01545-14-N2	07/08/14	07/09/14	SPECIFIED IN THE BOND OR POLICY

*                  ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT
For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.     From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Investment Trust:

Institutional Money Market Fund

Money Market Fund

High Yield Fund

Core Bond Fund

Touchstone Strategic Trust:

Balanced Allocation Fund

Capital Growth Fund

Conservative Allocation Fund

Flexible Income Fund

Growth Allocation Fund

Moderate Growth Allocation Fund

Dynamic Equity Fund

International Small Cap Fund

International Value Fund

Focused Fund

Large Cap Growth Fund

continued

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel–Jonathan Niemeyer, VP and Auditor–Phillip King, or Director of Risk Management–John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

©              2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS
ZBN-71M01545-14-N2	07/08/14	07/09/14	SPECIFIED IN THE BOND OR POLICY

*                  ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT
For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Strategic Trust:

Mid Cap Growth Fund

Mid Cap Value Opportunities Fund

Growth Opportunities Fund

Small Cap Growth Fund

Small Cap Value Opportunities Fund

Small Company Value Fund

Value Fund

Sands Capital Emerging Markets Growth Fund

Large Cap Fund

Touchstone Tax Free Trust:

Tax Free Money Market Fund

Ohio Tax Free Money Market Fund

Ohio Tax Free Bond Fund

continued

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel–Jonathan Niemeyer, VP and Auditor–Phillip King, or Director of Risk Management–John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

©              2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS
ZBN-71M01545-14-N2	07/08/14	07/09/14	SPECIFIED IN THE BOND OR POLICY

*                  ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT
For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Variable Series Trust:

Core Bond Fund

Mid Cap Growth Fund

High Yield Fund

Large Cap Core Equity Fund

Money Market Fund

Baron Small Cap Growth Fund

Third Avenue Value Fund

Conservative ETF Fund

Moderate ETF Fund

Aggressive ETF Fund

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel–Jonathan Niemeyer, VP and Auditor–Phillip King, or Director of Risk Management–John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

©              2009 The Travelers Indemnity Company.

1